Exhibit 3.9

AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT

OF

PREFLEX LLC

THIS AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT (this “Agreement”) of PREFLEX LLC, a Delaware limited liability company (the “Company”), is adopted as of March 5, 2008 (the “Effective Date”), by SOUTHERN CONTAINER CORP., a Delaware corporation, as the sole member of the Company (the “Sole Member”).

1. The Company was formed as a limited liability company under the Delaware Limited Liability Company Act (the “Act”), pursuant to a Certificate of Formation that was filed with the Secretary of State of Delaware on March 11, 2005. The Sole Member is the sole member of the Company and, as such, owns one hundred percent (100%) of the membership interests in the Company.

2. This Agreement is the limited liability company agreement of the Company as provided for by the Act. This Agreement supersedes in its entirety that certain Limited Liability Agreement of the Company dated as of March 9, 2005. The Company shall be governed by the Act and this Agreement.

3. As provided in the Act, the entire management of the Company is vested in the Sole Member as the sole member of the Company. The Sole Member may delegate all or any part of its authority regarding the management of the business and affairs of the Company to any one or more persons or appoint other officers or agents of the Company, who shall exercise such powers and perform such duties as the Sole Member shall from time to time determine. The Sole Member, in its capacity as a member of the Company, shall not be liable for any debts, obligations or liabilities of the Company.

4. The Sole Member shall not be liable to the Company or any member for any action or omission taken in managing the business or affairs of the Company except loss or damage resulting from intentional misconduct or knowing violation of law.

5 To the fullest extent permitted under Section 18-108 of the Act, or any successor provision, the Company shall indemnify the Sole Member and make advances for expenses to the Sole Member with respect to such matters to the maximum extent permitted under applicable law. The Company may indemnify all other employees and agents of the Company to the fullest extent permitted by law to the extent determined by the Sole Member.

6. The Sole Member intends that the Company be disregarded as a separate entity for Federal income tax purposes pursuant to Treasury Regulations § 301.7701-3. Accordingly, no election to the contrary shall be filed by or on behalf of the Company and all income, gain, loss, deduction and credit of the Company shall be reported by the Sole Member on its returns.

667599

7. This Agreement may be amended by the Sole Member or any subsequent member or members of the Company; provided that any such amendment be executed by the member or members owning one hundred percent (100%) of the membership interests of the Company at the time such amendment is executed.

8. Each provision of this Agreement shall be considered severable and if for any reason any provision or provisions herein are determined to be invalid, unenforceable or illegal under any existing or future law, such invalidity, unenforceability or illegality shall not impair the operation of or affect those portions of this Agreement which are valid, enforceable and legal.

IN WITNESS WHEREOF, the Sole Member has duly executed this Limited Liability Company Agreement as of the Effective Date.

SOLE MEMBER:

SOUTHERN CONTAINER CORP.

By:	/s/ STEVEN C VOORHEES
Name:	STEVEN C VOORHEES
Its:	CFO & EVP

2